Exhibit 99.2

CENTRAL GOLD-TRUST

Management’s Discussion & Analysis

June 30, 2007

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  Gold-Trust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to Gold-Trust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the quarter ended June 30, 2007.

Results of Operations – Changes in Net Assets

Net assets increased by $19,305,442 or 24.3% during the six months ended June 30, 2007 to a total of $98,591,994.  The increase in net assets was due to the increased price of gold and the proceeds of the public offering completed on April 5, 2007. (See Note 5)

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $)
	June 30/07	Mar. 31/07	Dec. 31/06	Sept. 30/06
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$(1,696,895)	3,221,337	4,460,318	(1,736,445)
Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$(1,846,639)	3,065,441	4,333,319	(1,858,328)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$(0.46)	0.94	1.32	(0.57)

	Quarter ended (in U.S. $)
	June 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05
Income inclusive of unrealized appreciation of investments	$3,922,987	8,494,532	4,869,040	4,501,625
Net income inclusive of unrealized appreciation of investments	$3,791,542	8,360,272	4,798,862	4,410,656
Net income per Unit inclusive of unrealized appreciation of investments	$1.16	2.55	1.46	1.35

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit.  Assuming as a constant exchange rate, the rate which existed on June 30, 2007 of $1.0634 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately U.S. $2.41 per unit or Cdn. $2.56 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because close to 98% of Gold-Trust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.  As previously mentioned, close to 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income

Gold-Trust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  Gold-Trust’s actual revenues are a miniscule percentage of its net assets.   However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income.

Net income for the six months ended June 30, 2007 was $1,218,802 ($0.34 per unit) compared to $12,151,814 ($3.71 per unit) for the same period in 2006, after deducting expenses of $305,640 (2006: $265,705).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory and filing costs. Virtually all of the net income for the period is represented by the unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, was 0.34% for the six months ended June 30, 2007 compared to 0.35% for the same period in 2006.  For the twelve months ended June 30, 2007, the expense ratio was 0.66% compared to 0.67% for the twelve months ended June 30, 2006.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust holds small cash reserves that generate some income primarily to be applied to pay expenses.  For the six months ended June 30, 2007, Gold-Trust’s cash reserves, including cash equivalents, increased by $1,323,739.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust in the future not have sufficient cash to meet its needs, minor portions of Gold-Trust’s bullion holdings may need to be sold to provide working capital and to pay for redemptions (if any) of units.  Sales of bullion could result in Gold-Trust realizing capital losses or gains.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge Gold-Trust’s asset base should enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

The Trust is advised that U.S. Investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report, dated July 24, 2007, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.